29903 Agoura Road Agoura Hills,CA 91301 (818) 871-8555

January 25, 2007

VIA EDGAR AND FACSIMILE

Ms. Megan Akst
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          THQ Inc.
Item 4.02 Form 8-K filed on January 9, 2007
File No. 0-18813

Dear Ms. Akst:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our Form 8-K filed on January 9, 2007 (the “8-K”), as contained in your letter dated January 18, 2007 (the “January 18 Letter”).

We understand that the purpose of your review is to assist us in complying with the applicable disclosure requirements and in enhancing the overall disclosure in our filing.  Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 8-K.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Comment:

1.     We note the disclosures in your Form 8-K regarding questions over back-dating of stock options.  Please tell us the current status of your review and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of a Loss.”  In this regard, tell us what consideration you gave to including disclosure and discussion of this issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies.  Further, please amend your report to include the time frame for filing restatements.  Refer to Item 4.02(a) of Form 8-K.

Response:

We filed our 10-K/A for the fiscal year ended March 31, 2006 on January 19, 2007 (the “10-K/A”).  The 10-K/A includes disclosure regarding the status, findings and conclusions of the review of our historical stock option grant practices.  In preparing our 10-K/A and determining the accounting and disclosures regarding our stock options, we considered, among other things, the implications of SFAS No. 5 and other accounting literature, and the potential impact on the qualification of our stock option plans and related legal or regulatory actions.  We believe the disclosures in our 10-K/A address the accounting and provide appropriate disclosure regarding our stock options and our considerations.

Comment:

2.     Given the material misstatements occurred from January 1, 1996 through March 31, 2006, provide us with your analysis supporting your determination that the errors identified were not material to fiscal years 1996 – 2001 and the quarterly period in fiscal quarters 1996 – 2004 and 2007.

Response:

As disclosed in our 10-K/A, the incremental impact, per fiscal year, from recognizing additional stock-based compensation expense and related payroll tax expenses resulting from the investigation of our historical stock option grant practices is as follows (in thousands):

Fiscal Year	Pre-Tax Expense	After Tax Expense
1996	$52	$52
1997	273	229
1998	817	578
1999	767	555
2000	861	654
2001	1,739	1,293
2002	2,440	1,802
Transition 2003(1)	408	304
Total 1996 – 2003 impact	7,357	5,467
2004	2,101	1,767
2005	1,362	1,393
2006	2,442	2,163
	$13,262	$10,790

Notes:

(1) Effective January 1, 2003, we changed our fiscal year end from December 31 to March 31. The change resulted in a three-month transitional period ended March 31, 2003. References to Transition 2003, unless otherwise indicated, refer to the three-month transitional period ended March 31, 2003.  The incremental impact for the fiscal year ended March 31, 2003 (unaudited) from recognizing additional stock-based compensation expense resulting from the investigation of historical stock option grant practices is as follows (in thousands):  $2,159 pre-tax expense and $1,567 after tax expense.

We assessed the materiality of the errors in each of the fiscal years 1996 – 2006 under the guidance provided in SAB 99.  We used 5% under a “percentage of net income” approach to determine if the impact of an error was quantitatively material to a particular fiscal year.  Both 2002 and 2006 had errors that exceeded that 5% threshold.  We also performed a qualitative assessment of the errors considering the following factors from SAB 99:

1.     Whether the misstatements arise from an item capable of precise measurement or whether they arise from an estimate and, if so, the degree of imprecision inherent in the estimate.

2.     Whether the misstatements mask a change in the earnings or other trends.

3.     Whether the misstatements hide a failure to meet analysts’ consensus expectations for the enterprise.

4.     Whether the misstatements change a loss into income or vice versa.

5.     Whether the misstatement concerns a segment or other portion of the THQ’s business that has been identified as playing a significant role in its operations or profitability.

6.     Whether the misstatements affect THQ’s compliance with regulatory requirements.

7.     Whether the misstatements affect THQ’s compliance with loan covenants or other contractual requirements.

8.     Whether the misstatements have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

9.     Whether the misstatements involve concealments of an unlawful transaction.

We did not determine the errors to be qualitatively material to any of the periods after considering the above factors.  However, due to the quantitatively material errors in 2002 and 2006, we decided it was appropriate to restate our financial results for the years from 2002 through 2006, which are the five years presented in Item 6. Selected Consolidated Financial Data in our originally filed Form 10-K for the year ended March 31, 2006.  We recorded an adjustment to the beginning balances to our fiscal 2004 financial statements for the above errors from the fiscal years 1996 – 2003.  Although we recorded and provided disclosure regarding such an adjustment in our 10-K/A, we determined restating our annual results for the fiscal years 1996 – 2001 was not necessary because the annual errors were not qualitatively material and did not exceed our 5% quantitative threshold.

We did restate the quarterly results for fiscal years 2005 and 2006 in connection with the filing of the March 31, 2006 10-KA. We have not restated our quarterly results for the fiscal years 1996 – 2004, in part because in most cases, the amount was not considered quantitatively material and because the relevance of the quarterly information has diminished over time.

In Exhibit 99.1 to the 8-K, we stated that the adjustments, after tax, for fiscal year 2007 were immaterial and would be reflected in the company’s quarterly report on Form 10-Q for the period ended September 30, 2006 (the “10-Q”).  We filed the 10-Q on January 19, 2007.  In the 10-Q, we disclosed that our consolidated statement of operations for the three months ended September 30, 2006 included a charge of approximately $300,000 for stock-based compensation expense and related tax effects relating to the three months ended June 30, 2006.  Due to the immateriality of this amount, we did not restate our results for the three months ended June 30, 2006 and accordingly, did not amend our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Comment:

3.     Please explain your basis for concluding that it is appropriate to include the information required by Item 4.02 as an exhibit to your filing.  In this regard, please note that the requirements of Item 4.02(a) paragraphs 1-3 are not considered satisfied when furnished via Exhibit.  Please advise or revise accordingly.

Response:

We believe that, pursuant to Paragraph F of the General Instructions to Form 8-K, it is appropriate to include information required by Item 4.02, including the requirements of Item 4.02(a) paragraphs 1-3, as an exhibit to our 8-K.  Paragraph F states that, “[i]f the registrant makes available to its stockholders or otherwise publishes, within the period prescribed for filing the report, a press release or other document or statement containing the information meeting some or all of the requirements of this form, the information called for may be incorporated by reference to such published document or statement, in answer or partial answer to any item or items of this form, provided copies thereof are filed as an exhibit to the report on this form.”

Pursuant to Paragraph F of the General Instructions to Form 8-K, we attached a press release as Exhibit 99.1 to the 8-K and stated that such press release was incorporated by reference into the 8-K.  The press release was filed with the 8-K and not furnished separately.  We therefore believe that it is appropriate to include the information required by Item 4.02 as an exhibit to our filing.

In addition, we believe that the information required by Item 4.02 (a) (1) and (a) (3) is included in our 8-K.  Item 4.02(a) (1) requires disclosure of “the date of the conclusion regarding the non-reliance and an identification of the financial statements and years or periods covered that should no longer be relied upon.”  Our 8-K indicated that management of THQ concluded on January 8, 2007 that the financial information contained in our financial statements for the 2006, 2005, 2004, 2003 (transition) and 2002 fiscal years and for each of the quarters in fiscal 2006 and 2005, and all earnings releases and similar communications issued by THQ related to periods commencing on January 1, 2002 should no longer be relied upon.  We believe this information satisfies the requirement of Item 4.02(a) (1).  Item 4.02(a)(3) requires disclosure of “a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).”  We stated in our 8-K that our management and our audit committee have discussed the matters disclosed in the filing with our independent registered public accounting firm, Deloitte & Touche, LLP.

We believe that the press release, which was incorporated by reference into our 8-K pursuant to Paragraph F of the General Instructions, provides the information required by Item 4.02(a)(2), which requires, “a brief description of the facts underlying the conclusion to the extent known to the registrant at the time of the filing.”

Based upon the responses provided herein, we believe that it is not necessary to revise or amend our 8-K.  We further believe that our responses herein satisfy the Staff’s requests set forth in the January 18 Letter.

Additionally, as requested in the January 18, 2007 Letter, THQ hereby acknowledges that the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8555.  My fax number is (818) 871-8765.

Very truly yours,

/s/ Edward K Zinser
Edward K. Zinser

Executive Vice President and Chief Financial Officer